Exhibit 99.1

Caesarstone Reports Second Quarter 2026 Financial Results

- Revenue of $96.6 Million and Gross Margin of 24.0% -
- Recently Announced U.S. Quartz Tariff-Rate Quota on Imports, Effective August 15, 2026 -
- Evaluating the Impact of New U.S. Tariffs on the Timing of Positive Adjusted EBITDA -

MP MENASHE, Israel - August 5, 2026 - Caesarstone Ltd. (NASDAQ: CSTE), a leading developer and manufacturer of high-quality engineered surfaces, today reported financial results for its second quarter ended June 30, 2026.

Yos Shiran, Caesarstone’s Chief Executive Officer commented, “Our second quarter performance marks another step forward in our efforts to restore profitability. Gross margin improved both year-over-year and sequentially, and our Adjusted EBITDA loss narrowed significantly, primarily reflecting the growing benefits of our optimized production network and disciplined execution of our restructuring plan. While revenue continues to be impacted by competitive dynamics and soft market conditions, most notably in North America, the structural changes we have implemented have created a leaner, more flexible operating model to improve our offering to customers. Despite recent tariff developments, we remain confident that our operating model positions us well to deliver long term value.”

Nahum Trost, Caesarstone’s Chief Financial Officer added, “I am pleased with the momentum of our financial and operating performance. The improvements in our operating model have created a structural step change in our ability to deliver more favorable results.  Based on these efforts, we entered the quarter on track to achieve our previously stated goal of positive Adjusted EBITDA. Following the new U.S. Tariffs on quartz surface products, we are reassessing the timing of achieving positive Adjusted EBITDA while evaluating the appropriate actions to mitigate the impact of these new tariffs.”

Second Quarter 2026 Results

Revenue in the second quarter of 2026 was $96.6 million compared to $101.1 million in the prior year quarter. On a constant currency basis, second quarter revenue was down approximately 7.7% year-over-year, reflecting continued softness in global demand and competitive pressures, particularly in North America, partially offset by strength in Australia.

Gross margin in the second quarter of 2026 was 24.0% compared to 19.6% in the prior year quarter. Adjusted gross margin in the second quarter was 26.5%, compared to 19.7% in the prior year quarter. The improvement in gross margin mainly reflects the realization of cost savings associated with the Company's transition to its global network of production partners following the closure of its Bar-Lev facility. The second quarter also benefited from a refund received on account of previously paid U.S. IEEPA tariffs.

Operating expenses in the second quarter of 2026 were $33.4 million, or 34.6% of revenue, compared to $32.5 million, or 32.1% of revenue in the prior year quarter. Excluding legal settlements and loss contingencies and impairment and restructuring expenses, operating expenses were 29.6% of revenue compared to 30.1% in the prior year quarter. The year-over-year difference primarily reflects higher legal settlements and loss contingencies.

Operating loss in the second quarter of 2026 was $10.2 million compared to an operating loss of $12.6 million in the prior year quarter. The improvement was primarily driven by higher gross margin, partially offset by higher legal settlements and loss contingencies.

Adjusted EBITDA in the second quarter of 2026, which excludes expenses for non-cash share-based compensation, legal settlements and loss contingencies, impairment and restructuring charges and other non-recurring items, was a loss of $1.0 million compared to a loss of $6.4 million in the prior year quarter. The improvement primarily reflects higher gross margin and the benefits of the Company’s cost savings initiatives.

Finance expenses in the second quarter of 2026 were $5.0 million compared to $5.7 million in the prior year quarter. Finance expenses result mainly from foreign currency exchange rate fluctuations.

Net loss attributable to controlling interest for the second quarter of 2026 was $15.6 million, compared to $18.6 million in the prior year quarter. Net loss per share for the second quarter of 2026 was $0.45 compared to a net loss per share of $0.54 in the prior year quarter. Adjusted diluted net loss per share for the second quarter was $0.10 on 34.6 million shares, compared to an Adjusted diluted net loss per share of $0.33 in the prior year quarter on 34.7 million shares.

Balance Sheet & Liquidity

As of June 30, 2026, the Company’s balance sheet included cash, cash equivalents and short-term bank deposits of $51.8 million and no debt to financial institutions compared to a net cash position of $50.4 million as of March 31, 2026.

U.S. Tariffs Update

The Company continues to monitor the impact of existing and proposed U.S. tariffs affecting various countries and product categories, that are currently in a wide range on the majority of products imported into the  U.S. Approximately 44% of the Company's revenues during the three months ended June 30, 2026 were generated in the U.S. market, served by the Company's global production network.

In addition to other tariffs, on July 31, 2026, the U.S. Administration issued its final determination imposing a four-year tariff-rate quota on imports of quartz surface products, effective August 15, 2026. During the first year, the industry’s covered imports within an annual quota of approximately 13.0 million square meters, assessed quarterly, will be subject to an additional 25% tariff, while imports exceeding the quota will be subject to an additional 50% tariff. During the subsequent three years, the tariff rates will gradually decline, while the annual quota will gradually increase.

The Company is evaluating the expected impact of the measure on its global production and supply network and intends to implement appropriate supply-chain, sourcing and pricing actions to mitigate its effects.

Legal Proceedings Update

The Company is subject to approximately 800 individuals alleging injuries related to exposure to respirable crystalline silica dust including approximately 600 in the U.S. As of June 30, 2026, the Company recorded a provision of $51.2 million, representing its best estimate of probable and reasonably estimable loss. The vast majority of U.S. claims are either at an early stage or considered only reasonably possible losses, and therefore no provision was recorded in connection therewith. As of June 30, 2026 the Company recorded $12.0 million of insurance receivables globally, as coverage disputes are ongoing. The Company will continue to vigorously defend these claims.

During the second quarter of 2026, the Company resolved four claims in California and received a favorable defense jury verdict in a Colorado claim, that assigned no liability to the Company. Additionally, the Company was dismissed of several cases in various states. Prior verdicts remain under appeal.

A negative change in the assessment of the outcome of such claims or of the available insurance coverage would have a material and adverse impact on our business, financial position, results of operations and cash flows. Additional information related to legal proceedings can be found in the Company's Annual Report on Form 20-F for the year ended December 31, 2025.

Webcast and Conference Call Details

The Company will host a webcast and conference call today at 8:30 a.m. ET to discuss the results. The live webcast can be accessed through the Investor Relations section of the Company’s website at ir.caesarstone.com. For those unable to access the webcast, the conference call will be accessible domestically or internationally, by dialing 1-833-816-1463 and 1-412-542-4167, respectively. The toll-free Israeli number is +972 3-374-1008. Upon dialing in, please request to join the Caesarstone Second Quarter 2026 Earnings Conference Call.

To listen to a telephonic replay of the conference call, dial toll-free 1-844-512-2921 or +1-412-317-6671 (international) and enter pass code 10210513. The replay will be available beginning at 12:30 p.m. ET on Wednesday, August 5, 2026 and will last through 11:59 p.m. ET on Wednesday, August 12, 2026.

About Caesarstone

Caesarstone is a global leader of premium surfaces, specializing in countertops that create dynamic spaces of inspiration in the heart of the home. Established in 1987, its multi-material portfolio of over 100 colors combines the company’s innovative technology with its powerful design passion. Spearheading high-quality, sustainable surfaces, Caesarstone delivers functional resilience with timeless beauty, for a vast range of applications, including kitchen countertops, bathroom vanities, and more, for indoor and outdoor spaces.

Since it pioneered quartz countertops over thirty years ago, the brand has expanded into porcelain and natural stone and is on the ground in more than 50 countries worldwide while enhancing customer experience through the expansion of groundbreaking digital platforms & services. More information on Caesarstone: caesarstoneus.com, Facebook, LinkedIn  and Instagram

The Company has filed its annual report on Form 20-F for the year ended December 31, 2025 with the U.S. securities and exchange commission (“SEC”) and can be accessed on its website.

Non-GAAP Financial Measures

The non-GAAP measures presented by the Company should be considered in addition to, and not as a substitute for, comparable GAAP measures. Reconciliations of GAAP gross profit to Adjusted gross profit, GAAP net income (loss) to Adjusted net income (loss) and net income (loss) to Adjusted EBITDA are provided in the schedules to this release. To calculate revenues growth rates that exclude the impact of changes in foreign currency exchange rates, the Company converts actual reported results from local currency to U.S. dollars using constant foreign currency exchange rates in the current and comparable period. The Company provides these non-GAAP financial measures because it believes that they present a better measure of the Company's core business and management uses the non-GAAP measures internally to evaluate the Company's ongoing performance. Accordingly, the Company believes that they are useful to investors in enhancing an understanding of the Company's operating performance.

Forward-Looking Statements

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “goals," “intend,” “seek,” “anticipate,” “believe,” “could,” “continue,” “expect,” “estimate,” “may,” “plan,” “outlook,” “future” and “project” and other similar expressions that predict, project or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include statements regarding the Company’s goals and plans, intentions, expectations, assumptions, goals and beliefs regarding the Company’s business. Actual results may differ materially from those projections and estimates due to various risks and uncertainties, both known or unknown. These factors include, but are not limited to: the effects of the global and regional economy and geo-politics on the Company’s business and operations including the length, duration and impact of the war in Israel, the Houthi’s disruption to the movement of goods in the Red Sea and trade disruptions such as Turkey’s decision not to trade with Israel; the outcome of silicosis and other bodily injury claims, and the availability of relevant insurance; regulatory changes and requirements relating to the manufacturing and fabrication of our products; the outcome of our restructuring efforts, of the closure of the Sdot Yam and Richmond Hill Facilities, the estimated closure costs and the estimated potential savings relating to said closures, the ability to sell or sublease all or part of these facilities; our ability to effectively collaborate with production business partners; our R&D and product introduction efforts, managing constraints in the global supply chain and effectively procuring raw materials and goods as well as fluctuations in their price; our ability to mitigate the recently imposed U.S. customs tariffs; our ability to protect our brand, technology and intellectual property, as well as our freedom to operate; competitive pressures; disruptions to our information technology systems, fluctuations in currency exchange rates against the U.S. dollar; our ability to successfully integrate our acquisitions; our ability to meet ESG goals and targets; and other risks and uncertainties discussed under the sections "Risk Factors" and “Special Note Regarding Forward-Looking Statements and Risk Factor Summary” in our most recent annual report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on March 4, 2026, and in other documents filed by Caesarstone with the SEC, which are available free of charge at www.sec.gov. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations:
ICR, Inc. - Rodny Nacier
CSTE@icrinc.com
+1 (646) 200-8870

Caesarstone Ltd. and its subsidiaries Condensed consolidated balance sheets

	As of
U.S. dollars in thousands	June 30, 2026	December 31, 2025
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:

Cash and cash equivalents and short-term bank deposits	$51,769	$59,920
Trade receivables, net	48,682	48,292
Other accounts receivable and prepaid expenses	47,428	50,601
Inventories	76,259	94,275

Total current assets	224,138	253,088

LONG-TERM ASSETS:

Severance pay fund	1,029	1,245
Deferred tax assets, net	4,583	4,010
Long-term deposits and prepaid expenses	5,177	5,179
Operating lease right-of-use assets	91,507	104,774
Property, plant and equipment, net (*)	26,583	30,146

Total long-term assets	128,879	145,354

Total assets	$353,017	$398,442

LIABILITIES AND EQUITY

CURRENT LIABILITIES:

Short-term bank credit and other loans	$401	$2,853
Trade payables	34,965	37,779
Related parties	176	247
Short term legal settlements and loss contingencies	42,490	38,577
Accrued expenses and other liabilities	63,016	58,718

Total current liabilities	141,048	138,174

LONG-TERM LIABILITIES:

Legal settlements and loss contingencies long-term and other liabilities	8,754	8,735
Deferred tax liabilities, net	2,026	2,168
Long-term lease liabilities	95,552	106,377
Accrued severance pay	2,625	2,886
Long-term warranty provision	838	889

Total long-term liabilities	109,795	121,055

EQUITY:

Ordinary shares	371	371
Treasury shares - at cost	(39,430)	(39,430)
Additional paid-in capital	167,922	167,700
Capital fund related to non-controlling interest	(5,587)	(5,587)
Accumulated other comprehensive income (loss), net	(11,466)	(10,874)
Retained earnings	(9,636)	27,033

Total equity	102,174	139,213

Total liabilities and equity	$353,017	$398,442

Caesarstone Ltd. and its subsidiaries Condensed consolidated statements of income (loss)

	Three months ended June 30,		Six months ended June 30,
U.S. dollars in thousands (except per share data)	2026	2025	2026	2025
	(Unaudited)		(Unaudited)

Revenues	$96,553	$101,123	$185,262	$200,681
Cost of revenues	73,367	81,256	142,282	159,644

Gross profit	23,186	19,867	42,980	41,037

Operating expenses:
Research and development	1,293	1,287	2,669	2,724
Sales and Marketing	17,190	19,715	35,895	40,415
General and administrative	10,105	9,479	20,610	19,839
Restructuring expenses (*)	82	21	(981)	32
Impairment expenses (**)	-	-	5,800	-
Legal settlements and loss contingencies, net	4,751	1,987	8,585	5,402

Total operating expenses	33,421	32,489	72,578	68,412

Operating loss	(10,235)	(12,622)	(29,598)	(27,375)
Finance expenses (income), net	5,002	5,715	6,176	3,252

Loss before taxes	(15,237)	(18,337)	(35,774)	(30,627)
Tax expenses, net	328	411	895	1,109

Net loss	$(15,565)	$(18,748)	$(36,669)	$(31,736)

Net loss attributable to non-controlling interest	-	194	-	302

Net loss attributable to controlling interest	$(15,565)	$(18,554)	$(36,669)	$(31,434)
Basic net loss per ordinary share	$(0.45)	$(0.54)	$(1.06)	$(0.91)
Diluted net loss per ordinary share	$(0.45)	$(0.54)	$(1.06)	$(0.91)
Weighted average number of ordinary shares used in computing basic loss per ordinary share	34,584,862	34,559,723	34,580,487	34,562,682
Weighted average number of ordinary shares used in computing diluted loss per ordinary share	34,584,862	34,559,723	34,580,487	34,562,682

(*) Related to closed plants.
(**) Impairment related to long lived and held for sale assets.

Caesarstone Ltd. and its subsidiaries Selected Condensed consolidated statements of cash flows

	Six months ended June 30,
U.S. dollars in thousands	2026	2025
	(Unaudited)
Cash flows from operating activities:

Net loss	$(36,669)	$(31,736)
Adjustments required to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	3,376	6,979
Share-based compensation expense	221	688
Accrued severance pay, net	(40)	458
Changes in deferred tax, net	(528)	387
Capital gain	(25)	(2)
Legal settlemnets and loss contingencies, net	8,585	5,402
Increase in trade receivables	(592)	(5,778)
Decrease in other accounts receivable and prepaid expenses	3,751	560
Decrease in inventories	17,680	5
Decrease in trade payables	(4,840)	(987)
Increase (decrease) in warranty provision	(37)	10
Changes in right of use assets	11,194	(3,840)
Changes in lease liabilities	(9,639)	7,376
Decrease in accrued expenses and other liabilities including related parties	(2,170)	(4,521)
Restructuring expenses and Impairment related to long lived assets	4,819	32
Net cash used in operating activities	(4,914)	(24,967)

Cash flows from investing activities:

Purchase of property, plant and equipment	(823)	(5,321)
Proceeds from sale of property, plant and equipment	73	167
Decrease (increase) in long term deposits	27	(152)

Net cash used in investing activities	(723)	(5,306)

Cash flows from financing activities:

Changes in short-term bank credits and long-term loans, including related parties	(2,313)	(1,293)
Net cash used in financing activities	(2,313)	(1,293)

Effect of exchange rate differences on cash and cash equivalents	(201)	856

Increase (decrease) in cash and cash equivalents and short-term bank deposits	(8,151)	(30,710)
Cash and cash equivalents and short-term bank deposits at beginning of the period	59,920	106,336

Cash and cash equivalents and short-term bank deposits at end of the period	$51,769	$75,626

Non - cash investing:
Changes in trade payables balances related to purchase of fixed assets	(274)	709

Caesarstone Ltd. and its subsidiaries

	Three months ended June 30,		Six months ended June 30,
U.S. dollars in thousands	2026	2025	2026	2025
	(Unaudited)		(Unaudited)
Reconciliation of Gross profit to Adjusted Gross profit:
Gross profit	$23,186	$19,867	$42,980	$41,037
Share-based compensation expense (a)	17	(4)	10	21
Amortization of assets related to acquisitions	63	69	127	137
Residual operating expenses (income) related to closed plants after closing	1,216	120	2,563	116
Other non recuring items (b)	1,099	(152)	1,099	(304)
Adjusted Gross profit (Non-GAAP)	$25,581	$19,900	$46,779	$41,007

(a)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.
(b)	Non recurring items related mainly to restructuring.

Caesarstone Ltd. and its subsidiaries

	Three months ended June 30,		Six months ended June 30,
U.S. dollars in thousands	2026	2025	2026	2025
	(Unaudited)		(Unaudited)
Reconciliation of Net Loss to Adjusted EBITDA:
Net loss	$(15,565)	$(18,748)	$(36,669)	$(31,736)
Finance expenses (income), net	5,002	5,715	6,176	3,252
Taxes on income, net	328	411	895	1,109
Depreciation and amortization	1,582	3,707	3,376	7,283
Legal settlements and loss contingencies, net (a)	4,751	1,987	8,585	5,402
Share-based compensation expense (b)	200	282	221	688
Restructuring expense (gain), net (c)	82	21	(981)	32
Impairment expenses (d)	-	-	5,800	-
Residual operating expenses related to closed plants after closing	1,526	384	3,017	792
Other non recuring items (e)	1,099	(152)	1,099	(304)
Adjusted EBITDA (Non-GAAP)	$(995)	$(6,393)	$(8,481)	$(13,482)

(a)	Consists primarily of legal settlements expenses and loss contingencies, net, related to product liability claims.
(b)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.
(c)	Related to closed plants activities.
(d)	Impairment related to long lived and held for sale assets.
(e)	Non recurring items related mainly to restructuring.

Caesarstone Ltd. and its subsidiaries

	Three months ended June 30,		Six months ended June 30,
U.S. dollars in thousands (except per share data)	2026	2025	2026	2025
	(Unaudited)		(Unaudited)
Reconciliation of net loss attributable to controlling interest to adjusted net loss attributable to controlling interest:
Net loss attributable to controlling interest	$(15,565)	$(18,554)	$(36,669)	$(31,434)
Legal settlements and loss contingencies, net (a)	4,751	1,987	8,585	5,402
Amortization of assets related to acquisitions, net of tax	45	111	90	221
Share-based compensation expense (b)	200	282	221	688
Non cash revaluation of lease liabilities (c)	4,180	4,347	3,684	2,750
Restructuring expenses (d)	82	21	(981)	32
Impairmet expenses (e)	-	-	5,800	-
Residual operating expenses related to closed plants after closing	1,526	384	3,017	792
Other non recuring items (f)	1,099	(152)	1,099	(304)
Total adjustments	11,883	6,980	21,515	9,581
Less tax on non-tax adjustments (g)	(272)	(199)	(538)	(347)
Total adjustments after tax	12,155	7,179	22,053	9,928

Adjusted net loss attributable to controlling interest (Non-GAAP)	$(3,410)	$(11,375)	$(14,616)	$(21,506)
Adjusted loss per share (h)	$(0.10)	$(0.33)	$(0.42)	$(0.62)

(a)	Consists primarily of legal settlements expenses and loss contingencies, net, related to product liability claims.
(b)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.
(c)	Exchange rate diffrences deriving from revaluation of lease contracts in accordance with FASB ASC 842.
(d)	Related to closed plants activities.
(e)	Impairment related to long lived and held for sale assets.
(f)	Non recurring items related mainly to restructuring.
(g)	Tax adjustments for the three and six months ended June 30, 2026 and 2025, based on the effective tax rates.
(h)	In calculating adjusted (Non-GAAP) loss per share, the diluted weighted average number of shares outstanding excludes the effects of share-based compensation expense in accordance with FASB ASC 718.

Caesarstone Ltd. and its subsidiaries
Geographic breakdown of revenues by region

	Three months ended June 30,		Six months ended June 30,		Three months ended June 30,		Six months ended June 30,
U.S. dollars in thousands	2026	2025	2026	2025
	(Unaudited)		(Unaudited)	(Unaudited)	YoY % change	YoY % change CCB	YoY % change	YoY % change CCB

USA	$42,660	$49,636	$82,640	$98,777	-14.1%	-14.1%	-16.3%	-16.3%
Canada	12,056	14,595	23,028	28,366	-17.4%	-17.5%	-18.8%	-20.6%
Latin America	245	191	365	483	28.3%	10.3%	-24.4%	-33.2%
America's	54,961	64,422	106,033	127,626	-14.7%	-14.7%	-16.9%	-17.3%

Australia	20,316	16,642	37,399	30,485	22.1%	10.1%	22.7%	10.6%
Asia	3,788	3,732	7,116	8,089	1.5%	8.1%	-12.0%	-9.7%
APAC	24,104	20,374	44,515	38,574	18.3%	9.7%	15.4%	6.4%

EMEA	12,398	13,162	25,409	26,314	-5.8%	-9.8%	-3.4%	-9.9%

Israel	5,090	3,165	9,305	8,167	60.8%	32.4%	13.9%	-4.3%

Total Revenues	$96,553	$101,123	$185,262	$200,681	-4.5%	-7.7%	-7.7%	-11.3%